Filed pursuant to Rule 433
Free Writing Prospectus dated March 10, 2010
Registration Statement No. 333-162211

CINCINNATI BELL INC.

Pricing Term Sheet – March 10, 2010

$625,000,000 8 3/4% Senior Subordinated Notes due 2018

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated

March 10, 2010, filed as part of Registration Statement No. 333-162211

Issuer:	Cincinnati Bell Inc. (the “Company”)

Security:	8 3/4% Senior Subordinated Notes due 2018

Aggregate Principal Amount Offered:	$625,000,000, which represents an increase of $225,000,000 from the preliminary prospectus supplement.

Principal Amount per Note:	$2,000 minimum, $1,000 increments

Rating[1]:	B2/ B-

Trade Date:	March 10, 2010

Settlement Date:	March 15, 2010 (T + 3)

Maturity:	March 15, 2018

Coupon Payment Dates:	March 15 and September 15 of each year, beginning September 15, 2010

Coupon Record Dates:	March 1 and September 1

Optional Redemption:	104.375% on or after March 15, 2014;

102.188% on or after March 15, 2015;

100.000% on or after March 15, 2016.

[1]	A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

Make whole call (T+50) prior to March 15, 2014.

Equity Clawback:	Up to 35% until March 15, 2013 at 108.750%

Coupon:	8.750%

Price to Public:	98.596%

Yield to Maturity:	9.000%

Gross Spread (%):	2.000%

Net Proceeds to the Company (before expenses)(%):	96.596%

Net Proceeds to the Company (before expenses)($):	$603,725,000

CUSIP:	171871AM8

ISIN:	US171871AM82

Joint Bookrunning Managers:	Banc of America Securities LLC

Barclays Capital Inc.

Deutsche Bank Securities Inc.

Morgan Stanley & Co. Incorporated

RBS Securities Inc.

Wells Fargo Securities, LLC

Co-Manager	PNC Capital Markets LLC

Changes to the Preliminary Prospectus

Supplement:

Use of Proceeds:	We expect to receive net proceeds of approximately $602.8 million from the sale of the notes to the underwriters, after deducting the underwriters’ discount, original issue discount and other offering expenses payable by us. We intend to use the net proceeds from the sale of the notes to redeem all of our outstanding 8 3/8% Senior Subordinated Notes due 2014, including payment of accrued and unpaid interest thereon and the related call premium, and for general corporate purposes.

Ranking	The “Ranking” heading on p. S-2 of the preliminary prospectus supplement is updated as follows:

The notes and the note guarantees will be unsecured senior subordinated obligations of the Issuer and the note guarantors, respectively, will rank junior in right of payment to all of their existing and future senior indebtedness, will rank equally in right of payment with all of their existing and future senior subordinated indebtedness, will be senior in right of payment to all of their existing and future subordinated indebtedness and will be effectively subordinated to any of their existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness.

The notes and the note guarantees will also be effectively subordinated to all existing and future obligations of the subsidiaries of the Issuer that are not note guarantors.

After giving effect to the offering of the notes and the transactions described under “Use of Proceeds”, as of December 31, 2009, there would have been outstanding:

•

$992.5 million in aggregate principal amount of senior indebtedness of the Issuer, of which $244.9 million in aggregate principal amount would have been secured indebtedness (excluding unused commitments under our senior credit facilities);

•

no senior indebtedness of the note guarantors (excluding the guarantees of our senior credit facilities, our 7% Senior Notes due 2015, our 7 1/4% Senior Notes due 2023 and our 8 1/4% Senior Notes due 2017 and $116.8 million of capital leases and other debt);

•

$302.1 million in aggregate principal amount of indebtedness of non-guarantor subsidiaries effectively ranking senior to the notes and the note guarantees to the extent of the value of the assets of such non-guarantor subsidiaries;

•

$759.5 million in aggregate principal amount of senior subordinated indebtedness of the Issuer (consisting of the notes offered hereby and $134.5 million in aggregate principal amount of the Issuer’s senior subordinated guarantee of Cincinnati Bell Telephone Company LLC’s 6.30% Debentures due 2028);

•	no senior subordinated indebtedness of the note guarantors (excluding the note guarantees);

•

$73.0 million in aggregate principal amount of subordinated indebtedness of the Issuer (consisting of the Issuer’s subordinated guarantee of Cincinnati Bell Telephone Company LLC’s medium term notes); and

•	no subordinated indebtedness of the note guarantors.

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.

The Company has previously filed a registration statement (including a prospectus) on Form S-3 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement was automatically effective on September 30, 2009. Before you invest, you should read the prospectus supplement to the prospectus in that registration statement and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus supplement relating to this offering may also be obtained by contacting Banc of America Securities LLC, One Bryant Park, New York, New York 10036, Attention: Prospectus Department.